Exhibit 99.1

AB Volvo Publishes Annual Report for 2006

STOCKHOLM, Sweden--(BUSINESS WIRE)--March 12, 2007--Today, Monday, March 12, AB Volvo (Nasdaq:VOLV) (STO:VOLVA) (STO:VOLVB) has published its Annual Report for 2006. The Report is available on Volvo's website, www.volvo.com.

The Volvo Group is one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service. The Volvo Group, which employs about 83,000 people, has production facilities in 18 countries and sells their products in more than 180 markets. Annual sales of the Volvo Group amount to about 27 billion euro. The Volvo Group is a publicly-held company headquartered in Goteborg, Sweden. Volvo shares are listed on the Stockholm stock exchange and on NASDAQ in the US.

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http://wpy.waymaker.net/client/waymaker1/WOLReleaseFile.aspx?id=398738&fn=wkr0001.pdf

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CONTACT: Volvo
Media Relations
Marten Wikforss, +46 31 66 11 27 /+46 705 59 11 49
or
Investor Relations
Christer Johansson, +46 31 66 13 34 /+46 706 54 55 22